December 12, 2005
FOLEY & LARDNER LLP
ATTORNEYS AT LAW

111 HUNTINGTON AVENUE
BOSTON, MASSACHUSETTS 02199
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WRITER’S DIRECT LINE
617.342.4071
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CLIENT/MATTER NUMBER
058767.0101

VIA EDGAR AND HAND DELIVERY

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Scopus Video Networks Ltd. Amendment No. 3 to Registration Statement on Form F-1 Filed November 18, 2005 File No. 333-129804

Dear Mr. Spirgel:

Scopus Video Networks Ltd. (“Scopus” or the “Company”) has filed the above referenced Amendment No. 3 to its Registration Statement on Form F-1 (the “F-1/A”) to (a) revise the bona fide estimate of the initial public offering price to between $7.00 and $9.00 per share and (b) include the undertakings of Items 512(a)(5)-(6) of Regulation S-K which became effective on December 1, 2005. We have enclosed a marked copy of the amendment.

On behalf of the Company, we are providing further clarification with respect to the Company’s belief that a recirculation of the Preliminary Prospectus dated as of November 18, 2005 (the “Prospectus”) will not be required in connection the F-1/A.

The F-1/A was filed in order to reflect the reduced the anticipated offering price range for the Ordinary Shares being offered by the Company from $10 to $12 per share as set forth in the Preliminary Prospectus to $7 to $9 per share as set forth in the F-1/A. Based on the Company's evaluation of the effect of the decreased net proceeds to the Company due to the lower anticipated offering price, the Company believes that such decrease will not materially affect its business or operations as disclosed in the Preliminary Prospectus. As indicated under “Use of Proceeds”, only $6-10 million of the proceeds are being allocated for specific purposes and the balance will be added to working capital. The Company has been cash flow positive in each of the past two years and expects to be cash flow positive, without giving effect to the receipt of the proceeds from this offering, during 2005. Accordingly, the reduction in the proceeds has not resulted in the Company changing its expectations as to the adequacy of its capital resources, as set forth under “Liquidity and capital resources.” We have been advised by the Representatives of the Underwriters that in their opinion the reduction in the anticipated offering price range will not be material to an investment decision by prospective purchasers of the Ordinary Shares. Nonetheless, we have confirmed from the underwriters for the offering that they will, prior to confirming any sales of the Ordinary Shares contact all prospective investors to whom it is anticipated that sales of the Ordinary Shares will be confirmed, notify such investors of the reduced offering range and ask such investors to reconfirm their intent to invest in the offering.

The Company intends to verbally request acceleration of the effective time of the above-referenced Registration Statement so that it may become effective at 6:00 p.m., Eastern Time, today, or as soon as possible thereafter. In connection with the foregoing, please contact us if we can provide any further information or clarification.

Very truly yours, /s/ Edouard C. LeFevre Edouard C. LeFevre

cc:	Daniel Zimmerman, Staff Attorney David Mahlab, Chief Executive Officer Paul D. Broude, Esq. Gene Kleinhendler, Esq. Bruce A. Mann, Esq. Aaron M. Lampert, Esq.